FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 July 2011

STATEMENT ON RESULTS OF THE
2011 EBA EU-WIDE STRESS TEST

On 15 July at 5.03pm under RNS number 5160K we issued an announcement regarding the results of the EBA Stress test (‘the Announcement’). We confirmed in the Announcement that HSBC’s Core Tier 1 (‘CT1’) ratio under the modelled adverse scenario, which is based on the EBA’s published capital definitions and prescribed approach, is 8.5%. This exceeds the current post-stress minimum CT1 capital requirement of 5% used in this exercise.

The Announcement contained schedules which included the Group’s net direct exposures to certain sovereigns and an analysis of those exposures by residual maturity. Several of the sub-totals in the analysis were incorrect and therefore inconsistent with the schedules published by the EBA on its website (http://stress-test.eba.europa.eu/pdf/bank/GB089.pdf.). For the avoidance of doubt the schedules are reproduced below with the correct sub-totals. All other numbers are unchanged.

Media enquiries to:

London
Robert Bailhache	+44 (0)20 7992 5712	robert.bailhache@hsbc.com
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Patrick McGuinness	+ 852 3663 6883	patrickmcguinness@hsbc.com

Investor Relations enquiries to:

London
Alastair Brown	+44 (0)20 7992 1938	alastair.brown@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4398	hugh.pye@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world’s largest banking and financial services organisations. HSBC is marketed worldwide as ‘the world’s local bank’.

APPENDIX 1: RESULTS OF THE 2011 EBA EU-WIDE STRESS  TEST (USD)

Results of the 2011 EBA EU-wide stress test: Summary(1-3)

HSBC Holdings plc

Actual results at 31 December 2010	million USD, %
Operating profit before impairments	28,924
Impairment losses on financial and non-financial assets in the banking book	-14,033
Risk weighted assets(4)	1,103,113
Core Tier 1 capital(4)	116,116
Core Tier 1 capital ratio, %(4)	10.5%
Additional capital needed to reach a 5 % Core Tier 1 capital benchmark

Outcomes of the adverse scenario at 31 December 2012, excluding all mitigating actions taken in 2011%
Core Tier 1 Capital ratio	8.5%

Outcomes of the adverse scenario at 31 December 2012, including recognised mitigating measures as of 30 April 2011	million USD, %
2 yr cumulative operating profit before impairments	33,816
2 yr cumulative impairment losses on financial and non-financial assets in the banking book	-30,366
2 yr cumulative losses from the stress in the trading book	-8,786
of which valuation losses due to sovereign shock	-2,026
Risk weighted assets	1,412,316
Core Tier 1 Capital	119,513
Core Tier 1 Capital ratio (%)	8.5%
Additional capital needed to reach a 5 % Core Tier 1 capital benchmark

Effects from the recognised mitigating measures put in place until 30 April 2011(5)
Equity raisings announced and fully committed between 31 December 2010 and 30 April 2011 (CT1 million EUR)	0
Effect of government support publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital ratio (percentage points of CT1 ratio)	0.0
Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital ratio (percentage points of CT1 ratio)	0.0

Additional taken or planned mitigating measures	percentage points contributing to capital ratio
Use of provisions and/or other reserves (including release of countercyclical provisions)	0.0
Divestments and other management actions taken by 30 April 2011	0.0
Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules	0.0
Future planned issuances of common equity instruments (private issuances)	0.0
Future planned government subscriptions of capital instruments (including hybrids)	0.0
Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities	0.0
Supervisory recognised capital ratio after all current and future mitigating actions as of 31 December 2012, %(6)	8.5%

Notes

(1)
The stress test was carried using the EBA common methodology, which includes a static balance sheet assumption and incorporates regulatory transitional floors, where binding (see http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx for the details on the EBA methodology).

(2)
All capital elements and ratios are presented in accordance with the EBA definition of Core Tier 1 capital set up for the purposes of the EU-wide stress test, and therefore may differ from the definitions used by national supervisory authorities and/or reported by institutions in public disclosures.

(3)	Neither baseline scenario nor the adverse scenario and results of the stress test should in any way be construed as a bank’s forecast or directly compared to bank’s other published information.

(4)
Full static balance sheet assumption excluding any mitigating management actions, mandatory restructuring or capital raisings post 31 December 2010 (all government support measures and capital raisings fully paid in before 31 December 2010 are included).

(5)
Effects of capital raisings, government support and mandatory restructuring plans publicly announced and fully committed in period from 31 December 2010 to 30 April 2011, which are incorporated in the Core Tier 1 capital ratio reported as the outcome of the stress test.

(6)
The supervisory recognised capital ratio computed on the basis of additional mitigating measures presented in this section. The ratio is based primarily on the EBA definition, but may include other mitigating measures not recognised by the EBA methodology as having impacts in the Core Tier 1 capital, but which are considered by the national supervisory authorities as appropriate mitigating measures for the stressed conditions. Where applicable, such measures are explained in the additional announcements issued by banks/national supervisory authorities.

Results of the 2011 EBA EU-wide stress test: Aggregate
information and evolution of capital(1-4)

HSBC Holdings plc

All in million USD, or %

A. Results of the stress test based on the full static balance sheet assumption without any mitigating actions, mandatory restructuring or capital raisings post 31 December 2010 (all government support measures fully paid in before 31 December 2010 are included)

Capital adequacy	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Risk weighted assets (full static balance sheet assumption)	1,103,113	1,203,423	1,214,702	1,339,199	1,412,316
Common equity according to EBA definition	116,116	123,780	129,884	118,016	119,513
of which ordinary shares subscribed by government	0	0	0	0	0
Other existing subscribed government capital (before 31 December 2010)	0	0	0	0	0
Core Tier 1 capital (full static balance sheet assumption)	116,116	123,780	129,884	118,016	119,513
Core Tier 1 capital ratio (%)	10.5%	10.3%	10.7%	8.8%	8.5%

B. Results of the stress test recognising capital issuance and mandatory restructuring plans publicly announced and fully committed before 31 December 2010

Capital adequacy	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Risk weighted assets (full static balance sheet assumption)	1,103,113	1,203,423	1,214,702	1,339,199	1,412,316
Effect of mandatory restructuring plans, publicly announced and fully committed before 31 December 2010 on RWA (+/-)		0	0	0	0
Risk weighted assets after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	1,103,113	1,203,423	1,214,702	1,339,199	1,412,316
Core Tier 1 Capital (full static balance sheet assumption)	116,116	123,780	129,884	118,016	119,513
Effect of mandatory restructuring plans, publicly announced and fully committed before 31 December 2010 on Core Tier 1 capital (+/-)		0	0	0	0
Core Tier 1 capital after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	116,116	123,780	129,884	118,016	119,513
Core Tier 1 capital ratio (%)	10.5%	10.3%	10.7%	8.8%	8.5%

C. Results of the stress test recognising capital issuance and mandatory restructuring plans publicly announced and fully committed before 30 April 2011

Capital adequacy	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Risk weighted assets after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	1,103,113	1,203,423	1,214,702	1,339,199	1,412,316
Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on RWA (+/-)		0	0	0	0
Risk weighted assets after the effects of mandatory restructuring plans publicly announced and fully committed before 30 April 2011		1,203,423	1,214,702	1,339,199	1,412,316
of which RWA in banking book		880,313	861,530	937,530	913,272
of which RWA in trading book		96,698	96,698	96,698	96,698
RWA on securitisation positions (banking and trading book)		62,246	92,308	140,805	238,180
Total assets after the effects of mandatory restructuring plans publicly announced and fully committed and equity raised and fully committed by 30 April 2011	2,382,711	2,382,711	2,382,711	2,382,711	2,382,711
Core Tier 1 capital after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	116,116	123,780	129,884	118,016	119,513
Equity raised between 31 December 2010 and 30 April 2011		0	0	0	0
Equity raisings fully committed (but not paid in) between 31 December 2010 and 30 April 2011		0	0	0	0
Effect of government support publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital (+/-)		0	0	0	0
Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital (+/-)		0	0	0	0
Core Tier 1 capital after government support, capital raisings and effects of restructuring plans fully committed by 30 April 2011		123,780	129,884	118,016	119,513
Tier 1 capital after government support, capital raisings and effects of restructuring plans fully committed by 30 April 2011		141,706	147,007	135,942	137,439
Total regulatory capital after government support, capital raisings and effects of restructuring plans fully committed by 30 April 2011		171,802	175,350	166,038	165,782
Core Tier 1 capital ratio (%)	10.5%	10.3%	10.7%	8.8%	8.5%
Additional capital needed to reach a 5% Core Tier 1 capital benchmark

Profit and losses	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Net interest income	37,609	36,575	32,620	32,080	28,554
Trading income	7,199	6,432	6,432	3,915	3,915
of which trading losses from stress scenarios		-1,876	-1,876	-4,393	-4,393
of which valuation losses due to sovereign shock				-1,013	-1,013
Other operating income(5)	3,385	2,165	2,165	2,165	2,165
Operating profit before impairments	28,924	25,463	21,948	18,451	15,365
Impairments on financial and non-financial assets in the banking book(6)	-14,033	-11,833	-11,431	-16,325	-14,041
Operating profit after impairments and other losses from the stress	14,891	13,630	10,517	2,126	1,324
Other income(5,6)	1,665	1,665	1,665	1,665	1,665
Net profit after tax (7)	12,239	11,930	9,502	2,957	2,332
of which carried over to capital (retained earnings)	6,353	6,597	5,255	1,635	1,289
of which distributed as dividends	5,886	5,333	4,247	1,322	1,042

Additional information	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Deferred Tax Assets(8)	-4,000	-4,000	-4,000	-4,000	-4,000
Stock of provisions(9)	24,865	33,878	45,310	38,370	52,411
of which stock of provisions for non-defaulted assets
of which Sovereigns(10)
of which Institutions(10)
of which Corporate (excluding Commercial real estate)
of which Retail (excluding Commercial real estate)
of which Commercial real estate(11)
of which stock of provisions for defaulted assets
of which Corporate (excluding Commercial real estate)
of which Retail (excluding commercial real estate)
of which Commercial real estate
Coverage ratio (%)(12)
Corporate (excluding Commercial real estate)
Retail (excluding Commercial real estate)
Commercial real estate
Loss rates (%)(13)
Corporate (excluding Commercial real estate)	0.3%	0.7%	0.7%	0.8%	0.7%
Retail (excluding Commercial real estate)	2.0%	1.8%	1.7%	2.1%	2.1%
Commercial real estate	0.4%	0.7%	0.7%	0.8%	0.8%
Funding cost (bps)	119			215	278

D. Other mitigating measures (see Mitigating measures worksheet for details), million USD(14)

All effects as compared to regulatory aggregates as reported in Section C	Baseline scenario		Adverse scenario
	2011	2012	2011	2012
A) Use of provisions and/or other reserves (including release of countercyclical provisions), capital ratio effect(6)	0	0	0	0
B) Divestments and other management actions taken by 30 April 2011, RWA effect (+/-)	0	0	0	0
B1) Divestments and other business decisions taken by 30 April 2011, capital ratio effect (+/-)	0	0	0	0
C) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules, RWA effect (+/-)	0	0	0	0
C1) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules, capital ratio effect (+/-)	0	0	0	0
D) Future planned issuances of common equity instruments (private issuances), capital ratio effect	0	0	0	0
E) Future planned government subscriptions of capital instruments (including hybrids), capital ratio effect	0	0	0	0
F) Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities, RWA effect (+/-)	0	0	0	0
F1) Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities, capital ratio effect (+/-)	0	0	0	0
Risk weighted assets after other mitigating measures (B+C+F)	1,203,423	1,214,702	1,339,199	1,412,316
Capital after other mitigating measures (A+B1+C1+D+E+F1)	123,780	129,884	118,016	119,513
Supervisory recognised capital ratio (%)(15)	10.3%	10.7%	8.8%	8.5%

Notes and definitions

(1)
The stress test was carried using the EBA common methodology, which includes a static balance sheet assumption (see http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx for the details on the EBA methodology).

(2)
All capital elements and ratios are presented in accordance with the EBA definition of Core Tier 1 capital set up for the purposes of the EU-wide stress test, and therefore may differ from the definitions used by national supervisory authorities and/or reported by institutions in public disclosures.

(3)	Neither baseline scenario nor the adverse scenario and results of the stress test should in any way be construed as a bank’s forecast or directly compared to bank’s other published information.

(4)
Regulatory transitional floors are applied where binding. RWA for credit risk have been calculated in accordance with the EBA methodology assuming an additional floor imposed at a level of RWA, before regulatory transitional floors, for December 2010 for both IRB and STA portfolios.

(5)	Banks are required to provide explanations of what “Other operating income” and “Other income” constitutes for.
Composition of “Other Operating Income”:

Gains (losses) on financial assets and liabilities designated at fair value through profit and loss, net + Realised gains (losses) on fin. assets and l-iabilities not measured at fair value through profit and loss, net + Gains (losses) from hedge accounting, net +Gains (losses) on derecognition of assets other than held for sale +Net dividend income +Gains (losses) on non financial assets measured at fair value.

Composition of “Other income”:

Income from Associates and Joint Ventures (excluding income from Insurance companies).

(6)
If under the national legislation, the release of countercyclical provisions and/or other similar reserves is allowed, this figure for 2010 could be included either in rows “Impairments on financial assets in the banking book” or “Other income” for 2010, whereas under the EU-wide stress test methodology such release for 2011-2012 should be reported in Section D as other mitigating measures.

(7)
Net profit after tax, the amount of retained earnings and amount distributed as dividends under the stress scenarios have been calculated using EBA assumptions. Net profit includes profit attributable to minority interests.

(8)	Deferred tax assets as referred to in paragraph 69 of BCBS publication dated December 2010 : “Basel 3 – a global regulatory framework for more resilient banks and banking systems”.

(9)	Stock of provisions includes collective and specific provisions as well as countercyclical provisions, in the jurisdictions, where required by the national legislation.

(10)
Provisions for non-defaulted exposures to sovereigns and financial institutions have been computed taking into account benchmark risk parameters (PDs and LGDs) provided by the EBA and referring to external credit ratings and assuming hypothetical scenario of rating agency downgrades of sovereigns.

(11)	N/A.

(12)	Coverage ratio = stock of provisions on defaulted assets / stock of defaulted assets expressed in EAD for the specific portfolio.

(13)
Loss rate = total impairment flow (specific and collective impairment flow) for a year / total EAD for the specific portfolio (including defaulted and non-defaulted assets but excluding securitisation and counterparty credit risk exposures).

(14)	All elements are be reported net of tax effects.

(15)
The supervisory recognised capital ratio computed on the basis of additional mitigating measures presented in this section. The ratio is based primarily on the EBA definition, but may include other mitigating measures not recognised by the EBA methodology as having impacts in the Core Tier 1 capital, but which are considered by the national supervisory authorities as appropriate mitigating measures for the stressed conditions. Where applicable, such measures are explained in the additional announcements issued by banks/national supervisory authorities.

HSBC Holdings plc

Situation at December 2010	December 2010
	Million USD	% RWA
A) Common equity before deductions (Original own funds without hybrid instruments and government support measures other than ordinary shares) (+)	120,456	10.9%
Of which: (+) eligible capital and reserves	144,615	13.1%
Of which: (-) intangibles assets (including goodwill)	-28,001	-2.5%
Of which: (-/+) adjustment to valuation differences in other AFS assets(1)	3,843	0.3%
B) Deductions from common equity (Elements deducted from original own funds) (-)	-4,340	-0.4%
Of which: (-) deductions of participations and subordinated claims	0	0.0%
Of which: (-) securitisation exposures not included in RWA	-1,467	-0.1%
Of which: (-) IRB provision shortfall and IRB equity expected loss amounts (before tax)	-3,114	-0.3%
C) Common equity (A+B)	116,116	10.5%
Of which: ordinary shares subscribed by government	0	0.0%
D) Other Existing government support measures (+)	0	0.0%
E) Core Tier 1 including existing government support measures (C+D)	116,116	10.5%
Difference from benchmark capital threshold (CT1 5%)	60,960	5.5%
F) Hybrid instruments not subscribed by government	17,063	1.5%
Tier 1 Capital (E+F) (Total original own funds for general solvency purposes)	133,179	12.1%
Tier 2 Capital (Total additional own funds for general solvency purposes)	34,376	3.1%
Tier 3 Capital (Total additional own funds specific to cover market risks)	0	0.0%
Total Capital (Total own funds for solvency purposes)	167,555	15.2%
Memorandum items
Amount of holdings, participations and subordinated claims in credit, financial and insurance institutions not deducted for the computation of core tier 1 but deducted for the computation of total own funds	14,848	1.3%
Amount of securitisation exposures not included in RWA and not deducted for the computation of core tier 1 but deducted for the computation of total own funds	1,467	0.1%
Deferred tax assets(2)	-4,000	-0.4%
Minority interests (excluding hybrid instruments)(2)	7,248	0.7%
Valuation differences eligible as original own funds (-/+)(3)	1,794	0.2%

Notes and definitions

(1)	The amount is already included in the computation of the eligible capital and reserves and it is provided separately for information purposes.

(2)	According to the Basel 3 framework specific rules apply for the treatment of these items under the Basel 3 framework, no full deduction is required for the computation of common equity.

(3)
This item represents the impact in original own funds of valuation differences arising from the application of fair value measurement to certain financial instruments (AFS/FVO) and property assets after the application of prudential filters.

Results of the 2011 EBA EU-wide stress test: Overview of
mitigating measures(1-2)

   Name of the bank:  HSBC Holdings plc

Use of countercyclical provisions, divestments and other management actions

Please fill in the table using a separate row for each measure	Narrative description	Date of completion (actual or planned for future issuances)	Capital / P&L impact (in million USD)	RWA impact (in million USD)	Capital ratio impact (as of 31 December 2012) %
A) Use of provisions and/or other reserves (including release of countercyclical provisions)(3)

B) Divestments and other management actions taken by 30 April 2011
1)
2)

C) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules
1)
2)

Future capital raisings and other back stop measures

Please fill in the table using a separate row for each measure	Date of issuance (actual or planned for future issuances, dd/mm/yy)	Amount	Maturity	Loss absorbency in going concern	Flexibility of payments (capacity to suspend the payments)	Permanence (Undated and without incentive to redeem)	Conversion clause (where appropriate)
							Nature of conversion	Date of conversion	Triggers	Conversion in common equity
		(in million USD)	(dated/ undated)(4)	(Yes/No)	(Yes/No)	(Yes/No)	(mandatory/ discretionary)	(at any time/from a specific date: dd/mm/yy)	(description of the triggers)	(Yes/No)
D) Future planned issuances of common equity instruments (private issuances)

E) Future planned government subscriptions of capital instruments (including hybrids)
1) Denomination of the instrument
2)

F) Other (existing and future) instruments recognised as back stop measures by national supervisory authorities (including hybrids)
1) Denomination of the instrument
2)

Notes and definitions

(1)	N/A.

(2)	All elements are be reported net of tax effects.

(3)
If under the national legislation, the release of countercyclical provisions and/or other similar reserves is allowed, this figure for 2010 could be included either in rows “Impairments on financial assets in the banking book” or “Other income” for 2010, whereas under the EU-wide stress test methodology such release for 2011-2012 should be reported as other mitigating measures.

(4)	N/A.

Results of the 2011 EBA EU-wide stress test: Credit risk
exposures (EAD - exposure at default), as of 31 December 2010, mln USD(1-5)

Name of the bank:  HSBC Holdings plc

All values in million USD, or %

	Non-defaulted exposures							Commercial Real Estate	Defaulted exposures (including sovereign)	Total exposures(7)
	Institutions	Corporate (excluding commercial real estate	Retail (excluding commercial real estate)	of which Residential mortgages	of which Revolving	of which SME	of which other
Austria	0	0	0	0	0	0	0	0	0	0
Belgium	0	0	0	0	0	0	0	0	0	0
Bulgaria	0	0	0	0	0	0	0	0	0	0
Cyprus	0	0	0	0	0	0	0	0	0	0
Czech Republic	365	2,638	0	0	0	0	0	11	0	3,800
Denmark	0	0	0	0	0	0	0	0	0	0
Estonia	0	0	0	0	0	0	0	0	0	0
Finland	0	0	0	0	0	0	0	0	0	0
France	27,563	29,741	25,392	3,894	41	6,792	14,665	11,956	2,290	130,982
Germany	24,801	8,850	210	0	0	0	210	189	143	60,916
Greece	517	4,124	66	0	0	0	66	84	82	5,703
Hungary	0	0	0	0	0	0	0	0	0	0
Iceland	0	0	0	0	0	0	0	0	0	0
Ireland	0	0	0	0	0	0	0	0	0	0
Italy	0	0	0	0	0	0	0	0	0	0
Latvia	0	0	0	0	0	0	0	0	0	0
Liechtenstein	0	0	0	0	0	0	0	0	0	0
Lithuania	0	0	0	0	0	0	0	0	0	0
Luxembourg	0	0	0	0	0	0	0	0	0	0
Malta	55	3,689	426	0	0	0	426	350	151	5,872
Netherlands	0	0	0	0	0	0	0	0	0	0
Norway	0	0	0	0	0	0	0	0	0	0
Poland	0	0	0	0	0	0	0	0	0	0
Portugal	0	0	0	0	0	0	0	0	0	0
Romania	0	0	0	0	0	0	0	0	0	0
Slovakia	0	0	0	0	0	0	0	0	0	0
Slovenia	0	0	0	0	0	0	0	0	0	0
Spain	4,468	5,444	0	0	0	0	0	605	11	12,878
Sweden	0	0	0	0	0	0	0	0	0	0
United Kingdom	23,945	133,709	172,274	115,145	42,580	3,951	10,598	20,236	5,265	436,545

	Non-defaulted exposures							Commercial Real Estate	Defaulted exposures (including sovereign)	Total exposures(7)
	Institutions	Corporate (excluding commercial real estate	Retail (excluding commercial real estate)	of which Residential mortgages	of which Revolving	of which SME	of which other
United States	26,211	67,883	155,643	68,651	72,562	0	14,453	11,499	7,816	316,770
Japan	8,994	2,366	211	0	0	0	211	986	0	21,870
Other non EEA non Emerging countries	0	0	0	0	0	0	0	0	0	0
Asia	59,584	226,680	117,140	70,353	19,522	572	26,693	51,112	1,814	516,375
Middle and South America	6,963	31,686	19,996	0	0	0	19,996	3,138	1,465	83,412
Eastern Europe non EEA	12,694	5,966	21,437	0	0	0	21,437	327	167	44,768
Others	87,237	54,606	37,088	25,023	3,297	933	7,836	14,045	2,091	291,088
Total	283,397	577,381	549,884	283,066	138,001	12,248	116,592	114,537	21,295	1,930,980

Notes and definitions

(1)	EAD - Exposure at Default or exposure value in the meaning of the CRD.

(2)
The EAD reported here are based on the methodologies and portfolio breakdowns used in the 2011 EU-wide stress test, and hence may differ from the EAD reported by banks in their Pillar 3 disclosures, which can vary based on national regulation. For example, this would affect breakdown of EAD for real estate exposures and SME exposures.

(3)
Breakdown by country and macro area (e.g. Asia) when EAD >=5%. In any case coverage 100% of total EAD should be ensured (if exact mapping of some exposures to geographies is not possible, they should be allocated to the group “others”).

(4)
The allocation of countries and exposures to macro areas and emerging/non-emerging is according to the IMF WEO country groupings. See: http://www.imf.org/external/pubs/ft/weo/2010/01/weodata/groups.htm

(5)
Residential real estate property which is or will be occupied or let by the owner, or the beneficial owner in the case of personal investment companies, and commercial real estate property, that is, offices and other commercial premises, which are recognised as eligible collateral in the meaning of the CRD, with the following criteria, which need to be met:

(a)
the value of the property does not materially depend upon the credit quality of the obligor. This requirement does not preclude situations where purely macro economic factors affect both the value of the property and the performance of the borrower; and

(b)
the risk of the borrower does not materially depend upon the performance of the underlying property or project, but rather on the underlying capacity of the borrower to repay the debt from other sources. As such, repayment of the facility does not materially depend on any cash flow generated by the underlying property serving as collateral.”

(6)	N/A.

(7)	N/A.

Results of the 2011 EBA EU-wide stress test: Exposures to
sovereigns (central and local governments), as of 31 December
2010, mln USD(1,2)

Name of the bank:  HSBC Holdings plc

All in million USD, or %

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Austria	245	0	245	0	0	245	0	0
1Y		191	0	191	0	0	191	-46	0
2Y		37	0	0	0	0	0	-120	0
3Y		0	0	0	0	0	0	10	0
5Y		45	0	0	0	0	0	-2	0
10Y		728	0	728	0	0	728	15	0
15Y		231	0	0	0	0	0	58	0
		1,478	0	1,164	0	0	1,164	-85	0
3M	Belgium	132	0	132	0	0	132	4	0
1Y		225	0	199	0	0	199	53	0
2Y		458	0	214	116	1	98	0	0
3Y		0	0	0	0	0	0	37	0
5Y		264	0	126	0	0	126	0	0
10Y		829	0	681	0	0	681	0	0
15Y		29	0	0	0	0	0	0	0
		1,937	0	1,352	116	1	1,236	95	0
3M	Bulgaria	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Cyprus	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M	Czech Republic	686	0	686	30	0	0	0	0
1Y		246	0	246	246	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		18	0	18	1	0	17	17	0
5Y		33	0	33	20	0	12	0	0
10Y		0	0	0	0	0	0	0	0
15Y		3	0	3	0	0	3	0	0
		987	0	987	298	0	33	17	0
3M	Denmark	6	0	6	0	0	6	5	0
1Y		1,502	0	1,502	1,488	0	14	0	0
2Y		5	0	0	0	0	0	0	0
3Y		3	0	3	0	0	3	0	0
5Y		7	0	3	0	0	3	0	0
10Y		1	0	1	0	0	1	0	0
15Y		4	0	4	0	0	4	0	0
		1,527	0	1,519	1,488	0	31	5	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Estonia	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M	Finland	264	0	259	0	0	259	0	0
1Y		0	0	0	0	0	0	0	0
2Y		39	0	39	0	0	39	0	0
3Y		35	0	35	0	0	35	0	0
5Y		103	0	5	0	0	5	0	0
10Y		86	0	0	0	0	0	0	0
15Y		162	0	162	0	0	162	0	0
		688	0	499	0	0	499	0	0
3M	France	3,594	0	3,345	1,683	0	1,529	0	0
1Y		4,674	260	3,237	880	0	2,140	0	0
2Y		3,521	0	2,165	2,618	0	0	6	0
3Y		1,780	0	1,283	162	3	1,121	0	0
5Y		5,688	175	4,987	3,167	0	1,820	5	0
10Y		3,014	9	0	0	0	0	0	-1
15Y		3,086	0	0	0	0	0	0	0
		25,357	444	15,017	8,510	3	6,611	11	-1

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Germany	292	0	0	202	0	0	0	0
1Y		1,518	162	458	179	0	279	0	0
2Y		4,452	0	2,073	3,528	0	0	0	0
3Y		2,132	0	0	998	0	0	0	0
5Y		4,690	0	3,162	3,204	0	0	0	0
10Y		3,824	117	1,184	818	0	366	36	0
15Y		3,580	0	2,134	818	0	1,315	-16	0
		20,488	279	9,011	9,747	0	1,960	20	0
3M	Greece	140	0	140	26	0	114	0	0
1Y		139	0	127	0	0	127	0	-1
2Y		341	0	341	47	0	294	0	-2
3Y		123	0	79	90	0	0	0	0
5Y		572	0	498	90	0	408	0	0
10Y		314	0	43	0	0	43	76	-9
15Y		134	0	0	0	0	0	34	0
		1,762	0	1,228	252	0	985	110	-12
3M	Hungary	248	0	248	0	0	248	1	0
1Y		2	0	2	0	0	2	0	0
2Y		2	0	2	0	0	2	0	0
3Y		2	0	0	0	0	0	1	-1
5Y		23	0	20	0	0	20	0	-18
10Y		4	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		280	0	272	0	0	272	2	-19

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Iceland	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	-1
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	-1
3M	Ireland	3	0	3	0	0	3	2	0
1Y		32	0	6	0	0	0	0	0
2Y		12	0	12	0	0	12	0	0
3Y		0	0	0	0	0	0	0	-1
5Y		39	0	39	0	0	23	0	-1
10Y		200	0	23	0	0	23	0	-6
15Y		96	0	96	0	0	96	0	0
		383	0	180	0	0	157	2	-8
3M	Italy	315	0	0	0	0	0	0	0
1Y		2,827	0	2,171	566	0	1,240	0	0
2Y		1,466	0	617	111	0	506	0	0
3Y		905	0	0	0	0	0	0	0
5Y		2,023	0	1,178	0	0	1,178	0	0
10Y		3,337	0	794	0	0	794	-825	-3
15Y		2,393	0	393	0	0	393	0	0
		13,265	0	5,153	676	0	4,112	-825	-3

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Latvia	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		2	0	2	0	0	2	2	-2
15Y		0	0	0	0	0	0	0	0
		2	0	2	0	0	2	2	-2
3M	Liechtenstein	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M	Lithuania	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		14	0	14	0	0	14	0	0
10Y		7	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		21	0	14	0	0	14	0	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Luxembourg	100	0	100	0	0	0	0	0
1Y		273	0	273	273	0	0	0	0
2Y		122	0	122	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		91	0	4	0	1	0	0	0
10Y		35	0	0	0	0	0	0	0
15Y		39	0	0	0	0	0	0	0
		660	0	499	273	1	0	0	0
3M	Malta	0	0	0	0	0	0	0	0
1Y		326	96	326	326	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	74	0	0	0	0	0	0
10Y		0	7	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		326	177	326	326	0	0	0	0
3M	Netherlands	2,804	0	2,508	0	0	0	3	0
1Y		487	0	487	400	0	87	0	0
2Y		304	0	304	0	0	304	0	0
3Y		144	0	0	144	0	0	0	0
5Y		612	0	222	178	0	46	0	0
10Y		812	0	811	0	0	811	0	0
15Y		200	0	0	0	0	0	12	0
		5,362	0	4,331	722	0	1,247	16	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Norway	31	0	31	0	0	31	0	0
1Y		28	0	28	26	0	2	0	0
2Y		16	0	16	0	0	16	0	0
3Y		53	0	26	0	0	26	0	0
5Y		4	0	4	0	0	4	0	0
10Y		0	0	0	0	0	0	-1	0
15Y		0	0	0	0	0	0	0	0
		131	0	104	26	0	78	-1	0
3M	Poland	1,450	0	1,450	1,301	0	149	0	0
1Y		439	0	439	309	0	130	0	0
2Y		47	0	40	5	0	36	0	0
3Y		2	0	0	1	0	0	0	0
5Y		48	0	29	0	0	29	0	0
10Y		92	0	68	0	0	68	0	0
15Y		10	0	0	0	0	0	0	0
		2,088	0	2,027	1,616	0	413	0	0
3M	Portugal	252	0	252	0	0	252	21	0
1Y		360	0	71	0	0	71	0	0
2Y		0	0	0	0	0	0	62	0
3Y		75	0	75	0	0	75	0	0
5Y		231	0	16	0	0	16	110	-2
10Y		187	1	15	0	0	15	132	-5
15Y		239	0	0	0	0	0	21	0
		1,344	1	428	0	0	428	346	-7

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Romania	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		3	0	3	0	0	3	0	0
15Y		0	0	0	0	0	0	0	0
		3	0	3	0	0	3	0	0
3M	Slovakia	13	0	13	0	0	13	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		16	0	16	0	0	16	0	0
10Y		0	0	0	0	0	0	0	0
15Y		57	0	57	0	0	57	0	0
		87	0	87	0	0	87	0	0
3M	Slovenia	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		163	0	151	0	0	151	0	0
10Y		95	0	78	0	0	78	0	0
15Y		0	0	0	0	0	0	0	0
		258	0	228	0	0	228	0	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Spain	2	0	2	0	0	2	0	0
1Y		503	0	503	0	0	503	0	0
2Y		454	0	242	0	0	242	12	0
3Y		266	0	0	0	0	0	0	0
5Y		409	0	103	0	0	103	6	-1
10Y		484	13	0	0	0	0	43	-6
15Y		597	0	0	0	0	0	29	0
		2,715	13	849	0	0	849	92	-7
3M	Sweden	0	0	0	0	0	0	0	0
1Y		26	0	26	21	0	5	0	0
2Y		33	0	33	0	0	33	16	0
3Y		2	0	2	0	0	2	1	0
5Y		1	0	1	3	0	0	2	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		63	0	63	24	0	40	18	0
3M	United Kingdom	30,094	0	28,472	1,197	0	0	75	0
1Y		3,770	913	3,026	0	0	1,947	12	0
2Y		4,109	0	2,989	3,788	0	0	15	0
3Y		4,057	0	2,828	3,016	216	0	13	0
5Y		5,954	59	5,207	4,594	0	613	9	0
10Y		18,414	401	12,726	13,987	0	0	3	0
15Y		8,987	0	3,316	1,255	357	1,705	15	0
		75,384	1,373	58,565	27,837	573	4,265	143	0

	TOTAL EEA 30	156,595	2,287	103,906	51,910	579	24,712	-34	-60

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	United States	49,512	0	48,206	42,103	0	4,221	0	0
1Y		12,006	0	10,401	7,449	0	6,143	0	0
2Y		9,252	0	5,307	3,961	0	9,058	0	0
3Y		4,059	0	2,722	2,361	0	3,029	0	0
5Y		3,822	0	2,227	2,173	0	3,243	0	0
10Y		3,102	0	1,355	17	0	4,831	0	0
15Y		3,581	0	1,775	1,651	49	3,737	0	0
		85,335	0	71,993	59,715	50	34,262	0	0
3M	Japan	9,044	0	9,044	1,114	0	6,568	0	0
1Y		6,809	0	6,809	2,651	0	4,158	0	0
2Y		1,339	0	1,339	1,032	0	307	0	0
3Y		1	0	1	0	0	0	0	0
5Y		1,956	0	1,956	933	0	1,023	0	7
10Y		1,202	0	1,202	1,124	0	78	0	-4
15Y		0	0	0	0	0	0	0	0
		20,350	0	20,350	6,854	0	12,133	0	3
3M	Other non EEA non Emerging countries	71,251	0	68,526	29,622	0	5,955	478	0
1Y		19,887	0	18,272	16,045	0	832	291	2
2Y		9,693	0	9,338	6,179	0	2,964	-40	-1
3Y		3,371	0	3,089	2,594	0	444	30	5
5Y		9,848	0	9,431	7,555	0	1,480	32	3
10Y		1,725	0	1,454	189	0	1,237	36	-5
15Y		195	0	80	0	0	74	55	0
		115,970	0	110,191	62,185	0	12,986	882	4

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Asia	24,780	0	24,780	3,384	0	7,588	-56	0
1Y		12,166	0	12,166	9,767	0	2,399	95	0
2Y		2,212	0	2,212	1,727	0	461	0	1
3Y		1,930	0	1,930	1,474	0	446	0	6
5Y		1,852	0	1,851	1,419	0	432	0	7
10Y		414	0	414	202	0	212	15	-1
15Y		454	0	454	48	0	345	1	0
		43,808	0	43,807	18,021	0	11,884	55	13
3M	Middle and South America	23,776	0	23,732	1,957	0	4,240	8	0
1Y		2,762	0	2,604	1,017	0	1,283	5	-14
2Y		1,999	0	1,999	1,878	0	103	0	-74
3Y		4,495	0	4,495	3,572	0	273	0	-58
5Y		5,753	0	5,752	5,257	0	435	1	-186
10Y		1,609	0	1,444	1,372	0	0	19	-154
15Y		3,508	0	3,464	647	0	0	0	-2
		43,901	0	43,489	15,701	0	6,335	33	-488
3M	Eastern Europe non EEA	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		1,468	0	1,468	450	0	702	0	0
10Y		0	0	0	0	0	0	15	0
15Y		0	0	0	0	0	0	0	0
		1,468	0	1,468	450	0	702	15	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Others	8,597	1,112	8,597	2,417	0	450	0	0
1Y		8,913	8	8,913	6,908	0	360	0	0
2Y		193	0	193	193	0	0	0	0
3Y		2,739	13	2,739	473	0	253	0	0
5Y		638	9	638	627	0	2	0	0
10Y		7	0	7	7	0	0	9	0
15Y		0	0	0	0	0	0	0	0
		21,087	1,142	21,087	10,624	0	1,065	9	0
	TOTAL	488,514	3,429	416,292	225,459	629	104,078	960	-529

Notes and definitions

(1)	The allocation of countries and exposures to macro areas and emerging/non-emerging is according to the IMF WEO country groupings.

See: http://www.imf.org/external/pubs/ft/weo/2010/01/weodata/groups.htm

(2)
The exposures reported in this worksheet cover only exposures to central and local governments on immediate borrower basis, and do not include exposures to other counterparts with full or partial government guarantees.

(3)	According to the EBA methodologies, for the trading book assets banks have been allowed to offset only cash short positions having the same maturities.

APPENDIX 2: RESULTS OF THE 2011 EBA EU-WIDE STRESS
TEST (EUR)

Results of the 2011 EBA EU-wide stress test: Summary(1-3)
HSBC Holdings plc

Actual results at 31 December 2010	million EUR, %
Operating profit before impairments	21,646
Impairment losses on financial and non-financial assets in the banking book	-10,502
Risk weighted assets(4)	825,560
Core Tier 1 capital(4)	86,900
Core Tier 1 capital ratio, %(4)	10.5%
Additional capital needed to reach a 5 % Core Tier 1 capital benchmark

Outcomes of the adverse scenario at 31 December 2012, excluding all mitigating actions taken in 2011%
Core Tier 1 Capital ratio	8.5%

Outcomes of the adverse scenario at 31 December 2012, including recognised mitigating measures as of 30 April 2011	million EUR, %
2 yr cumulative operating profit before impairments	25,308
2 yr cumulative impairment losses on financial and non-financial assets in the banking book	-22,725
2 yr cumulative losses from the stress in the trading book	-6,575
of which valuation losses due to sovereign shock	-1,516
Risk weighted assets	1,056,965
Core Tier 1 Capital	89,443
Core Tier 1 Capital ratio (%)	8.5%
Additional capital needed to reach a 5 % Core Tier 1 capital benchmark

Effects from the recognised mitigating measures put in place until 30 April 2011(5)
Equity raisings announced and fully committed between 31 December 2010 and 30 April 2011 (CT1 million EUR)	0
Effect of government support publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital ratio (percentage points of CT1 ratio)	0.0
Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital ratio (percentage points of CT1 ratio)	0.0

Additional taken or planned mitigating measures	percentage points contributing to capital ratio
Use of provisions and/or other reserves (including release of countercyclical provisions)	0.0
Divestments and other management actions taken by 30 April 2011	0.0
Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules	0.0
Future planned issuances of common equity instruments (private issuances)	0.0
Future planned government subscriptions of capital instruments (including hybrids)	0.0
Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities	0.0
Supervisory recognised capital ratio after all current and future mitigating actions as of 31 December 2012, %(6)	8.5%

Notes

(1)
The stress test was carried using the EBA common methodology, which includes a static balance sheet assumption and incorporates regulatory transitional floors, where binding (see http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx for the details on the EBA methodology).

(2)
All capital elements and ratios are presented in accordance with the EBA definition of Core Tier 1 capital set up for the purposes of the EU-wide stress test, and therefore may differ from the definitions used by national supervisory authorities and/or reported by institutions in public disclosures.

(3)	Neither baseline scenario nor the adverse scenario and results of the stress test should in any way be construed as a bank’s forecast or directly compared to bank’s other published information.

(4)
Full static balance sheet assumption excluding any mitigating management actions, mandatory restructuring or capital raisings post 31 December 2010 (all government support measures and capital raisings fully paid in before 31 December 2010 are included).

(5)
Effects of capital raisings, government support and mandatory restructuring plans publicly announced and fully committed in period from 31 December 2010 to 30 April 2011, which are incorporated in the Core Tier 1 capital ratio reported as the outcome of the stress test.

(6)
The supervisory recognised capital ratio computed on the basis of additional mitigating measures presented in this section. The ratio is based primarily on the EBA definition, but may include other mitigating measures not recognised by the EBA methodology as having impacts in the Core Tier 1 capital, but which are considered by the national supervisory authorities as appropriate mitigating measures for the stressed conditions. Where applicable, such measures are explained in the additional announcements issued by banks/national supervisory authorities.

Results of the 2011 EBA EU-wide stress test: Aggregate
information and evolution of capital(1-4)

Name of the bank: HSBC Holdings plc

All in million EUR, or %

A. Results of the stress test based on the full static balance sheet assumption without any mitigating actions, mandatory restructuring or capital raisings post 31 December 2010 (all government support measures fully paid in before 31 December 2010 are included)

Capital adequacy	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Risk weighted assets (full static balance sheet assumption)	825,560	900,631	909,072	1,002,244	1,056,965
Common equity according to EBA definition	86,900	92,636	97,204	88,322	89,443
of which ordinary shares subscribed by government	0	0	0	0	0
Other existing subscribed government capital (before 31 December 2010)	0	0	0	0	0
Core Tier 1 capital (full static balance sheet assumption)	86,900	92,636	97,204	88,322	89,443
Core Tier 1 capital ratio (%)	10.5%	10.3%	10.7%	8.8%	8.5%

B. Results of the stress test recognising capital issuance and mandatory restructuring plans publicly announced and fully committed before 31 December 2010

Capital adequacy	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Risk weighted assets (full static balance sheet assumption)	825,560	900,631	909,072	1,002,244	1,056,965
Effect of mandatory restructuring plans, publicly announced and fully committed before 31 December 2010 on RWA (+/-)		0	0	0	0
Risk weighted assets after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	825,560	900,631	909,072	1,002,244	1,056,965
Core Tier 1 Capital (full static balance sheet assumption)	86,900	92,636	97,204	88,322	89,443
Effect of mandatory restructuring plans, publicly announced and fully committed before 31 December 2010 on Core Tier 1 capital (+/-)		0	0	0	0
Core Tier 1 capital after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	86,900	92,636	97,204	88,322	89,443
Core Tier 1 capital ratio (%)	10.5%	10.3%	10.7%	8.8%	8.5%

C. Results of the stress test recognising capital issuance and mandatory restructuring plans publicly announced and fully committed before 30 April 2011

Capital adequacy	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Risk weighted assets after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	825,560	900,631	909,072	1,002,244	1,056,965
Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on RWA (+/-)		0	0	0	0
Risk weighted assets after the effects of mandatory restructuring plans publicly announced and fully committed before 30 April 2011		900,631	909,072	1,002,244	1,056,965
of which RWA in banking book		658,818	644,761	701,639	683,485
of which RWA in trading book		72,368	72,368	72,368	72,368
RWA on securitisation positions (banking and trading book)		46,585	69,083	105,377	178,252
Total assets after the effects of mandatory restructuring plans publicly announced and fully committed and equity raised and fully committed by 30 April 2011	1,783,199	1,783,199	1,783,199	1,783,199	1,783,199
Core Tier 1 capital after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	86,900	92,636	97,204	88,322	89,443
Equity raised between 31 December 2010 and 30 April 2011		0	0	0	0
Equity raisings fully committed (but not paid in) between 31 December 2010 and 30 April 2011		0	0	0	0
Effect of government support publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital (+/-)		0	0	0	0
Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital (+/-)		0	0	0	0
Core Tier 1 capital after government support, capital raisings and effects of restructuring plans fully committed by 30 April 2011		92,636	97,204	88,322	89,443
Tier 1 capital after government support, capital raisings and effects of restructuring plans fully committed by 30 April 2011		106,051	110,019	101,738	102,858
Total regulatory capital after government support, capital raisings and effects of restructuring plans fully committed by 30 April 2011		128,575	131,230	124,261	124,070
Core Tier 1 capital ratio (%)	10.5%	10.3%	10.7%	8.8%	8.5%
Additional capital needed to reach a 5% Core Tier 1 capital benchmark

Profit and losses	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Net interest income	28,146	27,372	24,413	24,008	21,370
Trading income	5,388	4,814	4,814	2,930	2,930
of which trading losses from stress scenarios		-1,404	-1,404	-3,288	-3,288
of which valuation losses due to sovereign shock				-758	-758
Other operating income(5)	2,533	1,620	1,620	1,620	1,620
Operating profit before impairments	21,646	19,056	16,426	13,809	11,499
Impairments on financial and non-financial assets in the banking book(6)	-10,502	-8,856	-8,555	-12,217	-10,508
Operating profit after impairments and other losses from the stress	11,144	10,201	7,871	1,592	991
Other income(5,6)	1,246	1,246	1,246	1,246	1,246
Net profit after tax (7)	9,160	8,928	7,111	2,213	1,745
of which carried over to capital (retained earnings)	4,755	4,937	3,933	1,224	965
of which distributed as dividends	4,405	3,991	3,179	989	780

Additional information	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Deferred Tax Assets(8)	-2,994	-2,994	-2,994	-2,994	-2,994
Stock of provisions(9)	18,609	25,354	33,909	28,716	39,224
of which stock of provisions for non-defaulted assets
of which Sovereigns(10)
of which Institutions(10)
of which Corporate (excluding Commercial real estate)
of which Retail (excluding Commercial real estate)
of which Commercial real estate(11)
of which stock of provisions for defaulted assets
of which Corporate (excluding Commercial real estate)
of which Retail (excluding commercial real estate)
of which Commercial real estate
Coverage ratio (%)(12)
Corporate (excluding Commercial real estate)
Retail (excluding Commercial real estate)
Commercial real estate
Loss rates (%)(13)
Corporate (excluding Commercial real estate)	0.3%	0.7%	0.7%	0.8%	0.7%
Retail (excluding Commercial real estate)	2.0%	1.8%	1.7%	2.1%	2.1%
Commercial real estate	0.4%	0.7%	0.7%	0.8%	0.8%
Funding cost (bps)	119			215	278

D. Other mitigating measures (see Mitigating measures worksheet for details), million EUR(14)

All effects as compared to regulatory aggregates as reported in Section C	Baseline scenario		Adverse scenario
	2011	2012	2011	2012
A) Use of provisions and/or other reserves (including release of countercyclical provisions), capital ratio effect(6)	0	0	0	0
B) Divestments and other management actions taken by 30 April 2011, RWA effect (+/-)	0	0	0	0
B1) Divestments and other business decisions taken by 30 April 2011, capital ratio effect (+/-)	0	0	0	0
C) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules, RWA effect (+/-)	0	0	0	0
C1) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules, capital ratio effect (+/-)	0	0	0	0
D) Future planned issuances of common equity instruments (private issuances), capital ratio effect	0	0	0	0
E) Future planned government subscriptions of capital instruments (including hybrids), capital ratio effect	0	0	0	0
F) Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities, RWA effect (+/-)	0	0	0	0
F1) Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities, capital ratio effect (+/-)	0	0	0	0
Risk weighted assets after other mitigating measures (B+C+F)	900,631	909,072	1,002,244	1,056,965
Capital after other mitigating measures (A+B1+C1+D+E+F1)	92,636	97,204	88,322	89,443
Supervisory recognised capital ratio (%)(15)	10.3%	10.7%	8.8%	8.5%

Notes and definitions

(1)
The stress test was carried using the EBA common methodology, which includes a static balance sheet assumption (see http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx for the details on the EBA methodology).

(2)
All capital elements and ratios are presented in accordance with the EBA definition of Core Tier 1 capital set up for the purposes of the EU-wide stress test, and therefore may differ from the definitions used by national supervisory authorities and/or reported by institutions in public disclosures.

(3)	Neither baseline scenario nor the adverse scenario and results of the stress test should in any way be construed as a bank’s forecast or directly compared to bank’s other published information.

(4)
Regulatory transitional floors are applied where binding. RWA for credit risk have been calculated in accordance with the EBA methodology assuming an additional floor imposed at a level of RWA, before regulatory transitional floors, for December 2010 for both IRB and STA portfolios.

(5)	Banks are required to provide explanations of what “Other operating income” and “Other income” constitutes for.
Composition of “Other Operating Income”:

Gains (losses) on financial assets and liabilities designated at fair value through profit and loss, net + Realised gains (losses) on fin. assets and l-iabilities not measured at fair value through profit and loss, net + Gains (losses) from hedge accounting, net +Gains (losses) on derecognition of assets other than held for sale +Net dividend income +Gains (losses) on non financial assets measured at fair value.

Composition of “Other income”:

Income from Associates and Joint Ventures (excluding income from Insurance companies).

(6)
If under the national legislation, the release of countercyclical provisions and/or other similar reserves is allowed, this figure for 2010 could be included either in rows “Impairments on financial assets in the banking book” or “Other income” for 2010, whereas under the EU-wide stress test methodology such release for 2011-2012 should be reported in Section D as other mitigating measures.

(7)	Net profit includes profit attributable to minority interests.

(8)	Deferred tax assets as referred to in paragraph 69 of BCBS publication dated December 2010 : “Basel 3 – a global regulatory framework for more resilient banks and banking systems”.

(9)	Stock of provisions includes collective and specific provisions as well as countercyclical provisions, in the jurisdictions, where required by the national legislation.

(10)
Provisions for non-defaulted exposures to sovereigns and financial institutions have been computed taking into account benchmark risk parameters (PDs and LGDs) provided by the EBA and referring to external credit ratings and assuming hypothetical scenario of rating agency downgrades of sovereigns.

(11)	N/A.

(12)	Coverage ratio = stock of provisions on defaulted assets / stock of defaulted assets expressed in EAD for the specific portfolio.

(13)
Loss rate = total impairment flow (specific and collective impairment flow) for a year / total EAD for the specific portfolio (including defaulted and non-defaulted assets but excluding securitisation and counterparty credit risk exposures).

(14)	All elements are be reported net of tax effects.

(15)
The supervisory recognised capital ratio computed on the basis of additional mitigating measures presented in this section. The ratio is based primarily on the EBA definition, but may include other mitigating measures not recognised by the EBA methodology as having impacts in the Core Tier 1 capital, but which are considered by the national supervisory authorities as appropriate mitigating measures for the stressed conditions. Where applicable, such measures are explained in the additional announcements issued by banks/national supervisory authorities.

Situation at December 2010	December 2010
	Million EUR	% RWA
A) Common equity before deductions (Original own funds without hybrid instruments and government support measures other than ordinary shares) (+)	90,148	10.9%
Of which: (+) eligible capital and reserves	108,229	13.1%
Of which: (-) intangibles assets (including goodwill)	-20,956	-2.5%
Of which: (-/+) adjustment to valuation differences in other AFS assets(1)	2,876	0.3%
B) Deductions from common equity (Elements deducted from original own funds) (-)	-3,248	-0.4%
Of which: (-) deductions of participations and subordinated claims	0	0.0%
Of which: (-) securitisation exposures not included in RWA	-1,098	-0.1%
Of which: (-) IRB provision shortfall and IRB equity expected loss amounts (before tax)	-2,330	-0.3%
C) Common equity (A+B)	86,900	10.5%
Of which: ordinary shares subscribed by government	0	0.0%
D) Other Existing government support measures (+)	0	0.0%
E) Core Tier 1 including existing government support measures (C+D)	86,900	10.5%
Difference from benchmark capital threshold (CT1 5%)	45,622	5.5%
F) Hybrid instruments not subscribed by government	12,770	1.5%
Tier 1 Capital (E+F) (Total original own funds for general solvency purposes)	99,670	12.1%
Tier 2 Capital (Total additional own funds for general solvency purposes)	25,727	3.1%
Tier 3 Capital (Total additional own funds specific to cover market risks)	0	0.0%
Total Capital (Total own funds for solvency purposes)	125,397	15.2%
Memorandum items
Amount of holdings, participations and subordinated claims in credit, financial and insurance institutions not deducted for the computation of core tier 1 but deducted for the computation of total own funds	11,112	1.3%
Amount of securitisation exposures not included in RWA and not deducted for the computation of core tier 1 but deducted for the computation of total own funds	1,098	0.1%
Deferred tax assets(2)	-2,994	-0.4%
Minority interests (excluding hybrid instruments)(2)	5,424	0.7%
Valuation differences eligible as original own funds (-/+)(3)	1,343	0.2%

Notes and definitions

(1)	The amount is already included in the computation of the eligible capital and reserves and it is provided separately for information purposes.

(2)	According to the Basel 3 framework specific rules apply for the treatment of these items under the Basel 3 framework, no full deduction is required for the computation of common equity.

(3)
This item represents the impact in original own funds of valuation differences arising from the application of fair value measurement to certain financial instruments (AFS/FVO) and property assets after the application of prudential filters.

Results of the 2011 EBA EU-wide stress test: Overview of
mitigating measures(1-2)

   Name of the bank:  HSBC Holdings plc

Use of countercyclical provisions, divestments and other management actions

Please fill in the table using a separate row for each measure	Narrative description	Date of completion (actual or planned for future issuances)	Capital / P&L impact (in million EUR)	RWA impact (in million EUR)	Capital ratio impact (as of 31 December 2012) %
A) Use of provisions and/or other reserves (including release of countercyclical provisions)(3)

B) Divestments and other management actions taken by 30 April 2011
1)
2)

C) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules
1)
2)

Future capital raisings and other back stop measures

Please fill in the table using a separate row for each measure	Date of issuance (actual or planned for future issuances, dd/mm/yy)	Amount	Maturity	Loss absorbency in going concern	Flexibility of payments (capacity to suspend the payments)	Permanence (Undated and without incentive to redeem)	Conversion clause (where appropriate)
							Nature of conversion	Date of conversion	Triggers	Conversion in common equity
		(in million EUR)	(dated/ undated)(4)	(Yes/No)	(Yes/No)	(Yes/No)	(mandatory/ discretionary)	(at any time/from a specific date: dd/mm/yy)	(description of the triggers)	(Yes/No)
D) Future planned issuances of common equity instruments (private issuances)

E) Future planned government subscriptions of capital instruments (including hybrids)
1) Denomination of the instrument
2)

F) Other (existing and future) instruments recognised as back stop measures by national supervisory authorities (including hybrids)
1) Denomination of the instrument
2)

Notes and definitions

(1)	N/A.

(2)	All elements are be reported net of tax effects.

(3)
If under the national legislation, the release of countercyclical provisions and/or other similar reserves is allowed, this figure for 2010 could be included either in rows “Impairments on financial assets in the banking book” or “Other income” for 2010, whereas under the EU-wide stress test methodology such release for 2011-2012 should be reported as other mitigating measures.

(4)	N/A.

Results of the 2011 EBA EU-wide stress test: Credit risk
exposures (EAD - exposure at default), as of 31 December 2010, mln EUR(1-5)

Name of the bank:  HSBC Holdings plc

All values in million EUR, or %

	Non-defaulted exposures							Commercial Real Estate	Defaulted exposures (including sovereign)	Total exposures(7)
	Institutions	Corporate (excluding commercial real estate	Retail (excluding commercial real estate)	of which Residential mortgages	of which Revolving	of which SME	of which other
Austria	0	0	0	0	0	0	0	0	0	0
Belgium	0	0	0	0	0	0	0	0	0	0
Bulgaria	0	0	0	0	0	0	0	0	0	0
Cyprus	0	0	0	0	0	0	0	0	0	0
Czech Republic	273	1,974	0	0	0	0	0	8	0	2,844
Denmark	0	0	0	0	0	0	0	0	0	0
Estonia	0	0	0	0	0	0	0	0	0	0
Finland	0	0	0	0	0	0	0	0	0	0
France	20,628	22,258	19,003	2,914	31	5,083	10,975	8,947	1,714	98,026
Germany	18,561	6,623	157	0	0	0	157	141	107	45,589
Greece	387	3,086	49	0	0	0	49	63	62	4,268
Hungary	0	0	0	0	0	0	0	0	0	0
Iceland	0	0	0	0	0	0	0	0	0	0
Ireland	0	0	0	0	0	0	0	0	0	0
Italy	0	0	0	0	0	0	0	0	0	0
Latvia	0	0	0	0	0	0	0	0	0	0
Liechtenstein	0	0	0	0	0	0	0	0	0	0
Lithuania	0	0	0	0	0	0	0	0	0	0
Luxembourg	0	0	0	0	0	0	0	0	0	0
Malta	41	2,761	319	0	0	0	319	262	113	4,395
Netherlands	0	0	0	0	0	0	0	0	0	0
Norway	0	0	0	0	0	0	0	0	0	0
Poland	0	0	0	0	0	0	0	0	0	0
Portugal	0	0	0	0	0	0	0	0	0	0
Romania	0	0	0	0	0	0	0	0	0	0
Slovakia	0	0	0	0	0	0	0	0	0	0
Slovenia	0	0	0	0	0	0	0	0	0	0
Spain	3,344	4,074	0	0	0	0	0	452	8	9,638
Sweden	0	0	0	0	0	0	0	0	0	0
United Kingdom	17,920	100,066	128,928	86,174	31,866	2,957	7,931	15,144	3,940	326,706

	Non-defaulted exposures							Commercial Real Estate	Defaulted exposures (including sovereign)	Total exposures(7)
	Institutions	Corporate (excluding commercial real estate	Retail (excluding commercial real estate)	of which Residential mortgages	of which Revolving	of which SME	of which other
United States	19,616	50,803	116,482	51,377	54,305	0	10,816	8,606	5,850	237,068
Japan	6,731	1,771	158	0	0	0	158	738	0	16,367
Other non EEA non Emerging countries	0	0	0	0	0	0	0	0	0	0
Asia	44,592	169,645	87,666	52,651	14,610	428	19,977	38,252	1,357	386,450
Middle and South America	5,211	23,713	14,965	0	0	0	14,965	2,349	1,096	61,573
Eastern Europe non EEA	9,500	4,465	16,043	0	0	0	16,043	245	125	33,504
Others	65,288	40,866	27,756	18,727	2,467	698	5,864	10,511	1,565	217,847
Total	212,092	432,105	411,526	211,843	103,279	9,166	87,254	85,710	15,937	1,444,275

Notes and definitions

(1)	EAD - Exposure at Default or exposure value in the meaning of the CRD.

(2)
The EAD reported here are based on the methodologies and portfolio breakdowns used in the 2011 EU-wide stress test, and hence may differ from the EAD reported by banks in their Pillar 3 disclosures, which can vary based on national regulation. For example, this would affect breakdown of EAD for real estate exposures and SME exposures.

(3)
Breakdown by country and macro area (e.g. Asia) when EAD >=5%. In any case coverage 100% of total EAD should be ensured (if exact mapping of some exposures to geographies is not possible, they should be allocated to the group “others”).

(4)
The allocation of countries and exposures to macro areas and emerging/non-emerging is according to the IMF WEO country groupings. See: http://www.imf.org/external/pubs/ft/weo/2010/01/weodata/groups.htm

(5)
Residential real estate property which is or will be occupied or let by the owner, or the beneficial owner in the case of personal investment companies, and commercial real estate property, that is, offices and other commercial premises, which are recognised as eligible collateral in the meaning of the CRD, with the following criteria, which need to be met:

(a)
the value of the property does not materially depend upon the credit quality of the obligor. This requirement does not preclude situations where purely macro economic factors affect both the value of the property and the performance of the borrower; and

(b)
the risk of the borrower does not materially depend upon the performance of the underlying property or project, but rather on the underlying capacity of the borrower to repay the debt from other sources. As such, repayment of the facility does not materially depend on any cash flow generated by the underlying property serving as collateral.”

(6)	N/A.

(7)	N/A.

Results of the 2011 EBA EU-wide stress test: Exposures to
sovereigns (central and local governments), as of 31 December
2010, mln EUR(1,2)

Name of the bank:  HSBC Holdings plc

All in million EUR, or %

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Austria	183	0	183	0	0	183	0	0
1Y		143	0	143	0	0	143	-34	0
2Y		27	0	0	0	0	0	-89	0
3Y		0	0	0	0	0	0	7	0
5Y		34	0	0	0	0	0	-1	0
10Y		545	0	545	0	0	545	11	0
15Y		173	0	0	0	0	0	43	0
		1,105	0	871	0	0	871	-63	0
3M	Belgium	99	0	99	0	0	99	3	0
1Y		168	0	149	0	0	149	40	0
2Y		343	0	160	87	1	73	0	0
3Y		0	0	0	0	0	0	28	0
5Y		197	0	94	0	0	94	0	0
10Y		621	0	509	0	0	509	0	0
15Y		22	0	0	0	0	0	0	0
		1,450	0	1,011	87	1	924	71	0
3M	Bulgaria	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Cyprus	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M	Czech Republic	514	0	514	22	0	0	0	0
1Y		184	0	184	184	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		14	0	14	1	0	13	13	0
5Y		25	0	25	15	0	9	0	0
10Y		0	0	0	0	0	0	0	0
15Y		2	0	2	0	0	2	0	0
		739	0	739	222	0	24	13	0
3M	Denmark	5	0	5	0	0	5	3	0
1Y		1,124	0	1,124	1,113	0	10	0	0
2Y		3	0	0	0	0	0	0	0
3Y		2	0	2	0	0	2	0	0
5Y		5	0	2	0	0	2	0	0
10Y		1	0	1	0	0	1	0	0
15Y		3	0	3	0	0	3	0	0
		1,143	0	1,137	1,113	0	23	3	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Estonia	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M	Finland	198	0	194	0	0	194	0	0
1Y		0	0	0	0	0	0	0	0
2Y		29	0	29	0	0	29	0	0
3Y		26	0	26	0	0	26	0	0
5Y		77	0	4	0	0	4	0	0
10Y		64	0	0	0	0	0	0	0
15Y		121	0	121	0	0	121	0	0
		515	0	374	0	0	374	0	0
3M	France	2,690	0	2,504	1,259	0	1,144	0	0
1Y		3,498	195	2,423	659	0	1,602	0	0
2Y		2,635	0	1,620	1,960	0	0	5	0
3Y		1,332	0	960	121	3	839	0	0
5Y		4,257	131	3,732	2,370	0	1,362	3	0
10Y		2,255	7	0	0	0	0	0	-1
15Y		2,309	0	0	0	0	0	0	0
		18,976	333	11,239	6,369	3	4,947	8	-1

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Germany	219	0	0	151	0	0	0	0
1Y		1,136	121	343	134	0	208	0	0
2Y		3,332	0	1,551	2,640	0	0	0	0
3Y		1,596	0	0	747	0	0	0	0
5Y		3,510	0	2,367	2,398	0	0	0	0
10Y		2,862	88	886	613	0	274	27	0
15Y		2,679	0	1,597	613	0	984	-12	0
		15,334	209	6,744	7,296	0	1,466	15	0
3M	Greece	105	0	105	19	0	85	0	0
1Y		104	0	95	0	0	95	0	-1
2Y		255	0	255	35	0	220	0	-1
3Y		92	0	59	67	0	0	0	0
5Y		428	0	373	67	0	306	0	0
10Y		235	0	32	0	0	32	57	-7
15Y		100	0	0	0	0	0	26	0
		1,319	0	919	188	0	738	83	-9
3M	Hungary	186	0	186	0	0	186	1	0
1Y		1	0	1	0	0	1	0	0
2Y		1	0	1	0	0	1	0	0
3Y		1	0	0	0	0	0	1	-1
5Y		17	0	15	0	0	15	0	-13
10Y		3	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		209	0	203	0	0	203	2	-14

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Iceland	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	-1
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	-1
3M	Ireland	2	0	2	0	0	2	1	0
1Y		24	0	4	0	0	0	0	0
2Y		9	0	9	0	0	9	0	0
3Y		0	0	0	0	0	0	0	-1
5Y		30	0	30	0	0	17	0	-1
10Y		150	0	17	0	0	17	0	-4
15Y		72	0	72	0	0	72	0	0
		287	0	134	0	0	117	1	-6
3M	Italy	235	0	0	0	0	0	0	0
1Y		2,116	0	1,625	423	0	928	0	0
2Y		1,097	0	462	83	0	379	0	0
3Y		677	0	0	0	0	0	0	0
5Y		1,514	0	882	0	0	882	0	0
10Y		2,497	0	594	0	0	594	-618	-2
15Y		1,791	0	294	0	0	294	0	0
		9,927	0	3,857	506	0	3,077	-618	-2

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Latvia	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		1	0	1	0	0	1	1	-1
15Y		0	0	0	0	0	0	0	0
		1	0	1	0	0	1	1	-1
3M	Liechtenstein	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M	Lithuania	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		10	0	10	0	0	10	0	0
10Y		5	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		15	0	10	0	0	10	0	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Luxembourg	75	0	75	0	0	0	0	0
1Y		204	0	204	204	0	0	0	0
2Y		91	0	91	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		68	0	3	0	1	0	0	0
10Y		26	0	0	0	0	0	0	0
15Y		29	0	0	0	0	0	0	0
		493	0	373	204	1	0	0	0
3M	Malta	0	0	0	0	0	0	0	0
1Y		244	72	244	244	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	55	0	0	0	0	0	0
10Y		0	5	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		244	132	244	244	0	0	0	0
3M	Netherlands	2,098	0	1,877	0	0	0	2	0
1Y		365	0	365	299	0	65	0	0
2Y		227	0	227	0	0	227	0	0
3Y		108	0	0	108	0	0	0	0
5Y		458	0	166	133	0	34	0	0
10Y		607	0	607	0	0	607	0	0
15Y		150	0	0	0	0	0	9	0
		4,013	0	3,242	540	0	933	11	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Norway	23	0	23	0	0	23	0	0
1Y		21	0	21	19	0	1	0	0
2Y		12	0	12	0	0	12	0	0
3Y		40	0	19	0	0	19	0	0
5Y		3	0	3	0	0	3	0	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		99	0	78	19	0	58	0	0
3M	Poland	1,085	0	1,085	973	0	112	0	0
1Y		329	0	329	231	0	98	0	0
2Y		35	0	30	4	0	27	0	0
3Y		1	0	0	1	0	0	0	0
5Y		36	0	22	0	0	22	0	0
10Y		69	0	51	0	0	51	0	0
15Y		8	0	0	0	0	0	0	0
		1,563	0	1,517	1,209	0	310	0	0
3M	Portugal	188	0	188	0	0	188	16	0
1Y		269	0	53	0	0	53	0	0
2Y		0	0	0	0	0	0	46	0
3Y		56	0	56	0	0	56	0	0
5Y		173	0	12	0	0	12	82	-1
10Y		140	0	11	0	0	11	99	-4
15Y		179	0	0	0	0	0	16	0
		1,005	0	320	0	0	320	259	-5

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Romania	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		2	0	2	0	0	2	0	0
15Y		0	0	0	0	0	0	0	0
		2	0	2	0	0	2	0	0
3M	Slovakia	10	0	10	0	0	10	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		12	0	12	0	0	12	0	0
10Y		0	0	0	0	0	0	0	0
15Y		43	0	43	0	0	43	0	0
		65	0	65	0	0	65	0	0
3M	Slovenia	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		122	0	113	0	0	113	0	0
10Y		71	0	58	0	0	58	0	0
15Y		0	0	0	0	0	0	0	0
		193	0	171	0	0	171	0	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Spain	1	0	1	0	0	1	0	0
1Y		376	0	376	0	0	376	0	0
2Y		340	0	181	0	0	181	9	0
3Y		199	0	0	0	0	0	0	0
5Y		306	0	77	0	0	77	5	-1
10Y		362	10	0	0	0	0	33	-4
15Y		447	0	0	0	0	0	22	0
		2,031	10	635	0	0	635	69	-5
3M	Sweden	0	0	0	0	0	0	0	0
1Y		20	0	20	16	0	4	0	0
2Y		25	0	25	0	0	25	12	0
3Y		1	0	1	0	0	1	0	0
5Y		1	0	1	2	0	0	1	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		47	0	47	18	0	30	13	0
3M	United Kingdom	22,522	0	21,308	896	0	0	56	0
1Y		2,821	683	2,264	0	0	1,457	9	0
2Y		3,075	0	2,237	2,835	0	0	11	0
3Y		3,036	0	2,116	2,257	161	0	10	0
5Y		4,456	44	3,897	3,438	0	459	7	0
10Y		13,781	300	9,524	10,468	0	0	2	0
15Y		6,725	0	2,482	940	267	1,276	11	0
		56,416	1,027	43,828	20,834	428	3,192	106	0

	TOTAL EEA 30	117,191	1,711	77,761	38,849	433	18,491	-26	-44

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	United States	37,054	0	36,077	31,509	0	3,159	0	0
1Y		8,985	0	7,784	5,574	0	4,597	0	0
2Y		6,924	0	3,971	2,965	0	6,779	0	0
3Y		3,038	0	2,037	1,767	0	2,267	0	0
5Y		2,860	0	1,667	1,626	0	2,427	0	0
10Y		2,321	0	1,014	13	0	3,616	0	0
15Y		2,680	0	1,328	1,236	37	2,797	0	0
		63,862	0	53,878	44,690	37	25,642	0	0
3M	Japan	6,768	0	6,768	834	0	4,915	0	0
1Y		5,096	0	5,096	1,984	0	3,112	0	0
2Y		1,002	0	1,002	772	0	230	0	0
3Y		1	0	1	0	0	0	0	0
5Y		1,464	0	1,464	698	0	765	0	5
10Y		899	0	899	841	0	58	0	-3
15Y		0	0	0	0	0	0	0	0
		15,230	0	15,230	5,129	0	9,080	0	2
3M	Other non EEA non Emerging countries	53,323	0	51,284	22,169	0	4,457	490	0
1Y		14,883	0	13,675	12,008	0	622	314	2
2Y		7,254	0	6,989	4,625	0	2,218	-20	-1
3Y		2,523	0	2,312	1,941	0	332	52	4
5Y		7,371	0	7,058	5,654	0	1,108	65	2
10Y		1,291	0	1,088	142	0	926	55	-4
15Y		146	0	60	0	0	56	61	0
		86,791	0	82,466	46,539	0	9,719	1,017	3

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Asia	18,545	0	18,545	2,533	0	5,679	-42	0
1Y		9,105	0	9,105	7,310	0	1,796	71	0
2Y		1,655	0	1,655	1,292	0	345	0	0
3Y		1,445	0	1,445	1,103	0	334	0	5
5Y		1,386	0	1,386	1,062	0	323	0	5
10Y		310	0	310	151	0	159	11	-1
15Y		340	0	340	36	0	258	1	0
		32,786	0	32,786	13,487	0	8,894	41	9
3M	Middle and South America	17,793	0	17,761	1,465	0	3,174	6	0
1Y		2,067	0	1,948	761	0	960	4	-10
2Y		1,496	0	1,496	1,405	0	77	0	-55
3Y		3,364	0	3,364	2,673	0	204	0	-43
5Y		4,305	0	4,305	3,935	0	325	1	-139
10Y		1,204	0	1,081	1,027	0	0	14	-115
15Y		2,625	0	2,592	484	0	0	0	-1
		32,854	0	32,547	11,750	0	4,740	25	-363
3M	Eastern Europe non EEA	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		1,099	0	1,099	337	0	525	0	0
10Y		0	0	0	0	0	0	11	0
15Y		0	0	0	0	0	0	0	0
		1,099	0	1,099	337	0	525	11	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit & loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Others	6,434	832	6,434	1,809	0	337	0	0
1Y		6,671	6	6,671	5,170	0	269	0	0
2Y		144	0	144	144	0	0	0	0
3Y		2,050	10	2,050	354	0	189	0	0
5Y		477	7	477	469	0	2	0	0
10Y		5	0	5	5	0	0	7	0
15Y		0	0	0	0	0	0	0	0
		15,781	855	15,781	7,951	0	797	7	0
	TOTAL	365,594	2,566	311,548	168,732	470	77,888	1,075	-393

Notes and definitions

(1)	The allocation of countries and exposures to macro areas and emerging/non-emerging is according to the IMF WEO country groupings.

See: http://www.imf.org/external/pubs/ft/weo/2010/01/weodata/groups.htm

(2)
The exposures reported in this worksheet cover only exposures to central and local governments on immediate borrower basis, and do not include exposures to other counterparts with full or partial government guarantees.

(3)	According to the EBA methodologies, for the trading book assets banks have been allowed to offset only cash short positions having the same maturities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                 Date: 29 July, 2011